EXHIBIT 99.1

News Release dated March 2, 2023, Suncor Energy announces sale of UK Exploration & Production business

News Release

FOR IMMEDIATE RELEASE

Suncor Energy announces sale of UK Exploration & Production business

All financial figures are in Canadian dollars

Calgary, Alberta (Mar. 2, 2023) – Suncor Energy (TSX: SU) (NYSE: SU) today announced that it has entered into a share purchase agreement with Equinor UK Limited for the sale of Suncor Energy UK Limited, which includes Suncor’s non-operated offshore interests in the North Sea. The deal is valued at approximately C$1.2 billion excluding working capital adjustments and including contingent consideration of C$338 million that is conditional upon the submission of the Rosebank development application to the regulator. The transaction is expected to close mid-2023.

“The decision to sell our UK Exploration & Production business is a clear example of our commitment to optimize our asset portfolio,” said Kris Smith, Interim President and Chief Executive Officer, Suncor. “Having the right ‘fit and focus’ in our portfolio enables us to both ensure effective capital allocation consistent with our strategic objectives and to focus our organization on delivering value in the rest of our portfolio, including our E&P business in East Coast Canada.”

The transaction will include Suncor’s non-operated stakes in the producing Buzzard field (29.9%) and the Rosebank development (40%). The purchase price is subject to closing adjustments typical of transactions of this nature.

Legal Advisory – Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends. Forward-looking statements in this news release include expectations regarding Suncor's sale of Suncor Energy UK Limited, including the expected timing of the sale. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Report to Shareholders for the fourth quarter of 2022 dated February 14, 2023, its Annual Information Form and Annual Report to Shareholders each dated February 23, 2022, its Form 40-F dated February 24, 2022, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by e-mail request to invest@suncor.com; by calling (800) 558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Suncor is Canada’s leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading, offshore oil and gas production, petroleum refining in Canada and the United States and the company’s Petro-Canada retail and wholesale distribution networks, including Canada’s Electric Highway, a coast-to-coast network of fast-charging EV stations. Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com or follow us on Twitter @Suncor

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